UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 04, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 04, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

4 July 2024

Barclays PLC

DISPOSAL OF GERMAN CONSUMER FINANCE BUSINESS

Barclays PLC ("Barclays") today announces that Barclays Bank Ireland PLC ("Barclays Europe") has agreed the sale of certain assets and liabilities, which together comprise its German consumer finance business ("Consumer Bank Europe") to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG ("BAWAG"). This is another example of disciplined execution against the plan presented at our Investor Update on 20 February 2024.

Consumer Bank Europe is a diversified retail banking business, with established credit card, consumer loan and deposit franchises serving customers in the German and Austrian markets. As at 31 March 2024, Consumer Bank Europe had gross assets of €4.7bn, primarily comprising card and loan receivables.

BAWAG P.S.K. will acquire Consumer Bank Europe for a small premium to net assets, payable in cash on completion. The sale is expected to release c.€4.0bn of RWAs, increasing Barclays' CET1 ratio by c.10bps on completion. Completion of the sale, which is subject to certain conditions, including regulatory approvals and the sanction of the relevant courts, is expected to occur within six to nine months. The timing of completion does not impact Barclays' previously announced capital return plans.

Francesco Ceccato, CEO, Barclays Europe said: "The sale of Consumer Bank Europe aligns with our ambition to simplify Barclays. In BAWAG, we believe we have found a strong and committed owner for the business' journey forwards. This transaction will also allow Barclays Europe to focus on its Corporate and Investment Banking and Private Banking businesses. We remain committed to our broader German and European operations and look forward to continued growth in the region during 2024 and beyond."

- Ends -

For further information, please contact:

Investor Relations                                  Media Relations
Marina Shchukina                                  Tom Sullivan
 +44 (0) 7385 142 673                           +44 (0) 7796 706 678

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact the Barclays Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2023), which are available on the SEC's website at www.sec.gov. Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.